Delisting Determination,The Nasdaq Stock Market, LLC,
August 5, 2009, Workstream Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Workstream Inc.
(the Company), effective at the opening of the trading session on August 17, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5250(c)(1). The Company was notified of the Staffs determination on September 17, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. On November 20, 2008,
Staff notified the Company that it no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
Upon review of the
information provided by the Company, the Panel issed a decision dated February 5, 2009, noting the Company's compliance with Rule 2520(c)(1) and granting the Company continued listing pursuant to an exception through May 19, 2009, by which date the Company was required to regain compliance with Listing
Rule 5550(b). However, the Company did not regain compliance by that date. On May 20, 2009, the Panel notified the Company that trading in the Companys securities would be suspended on May 22, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on July 6, 2009.